

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Brian J. West
Chief Financial Officer
THE BOEING COMPANY
929 Long Bridge Drive
Arlington, Virginia 22202

> **Re: THE BOEING COMPANY**
> **Registration Statement on Form S-3**
> **Filed October 15, 2024**
> **File No. 333-282628**

Dear Brian J. West:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert M. Hayward, P.C.